Exhibit 99
	For Release:	Date: May 6, 2021

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports first quarter earnings of 99 cents per share
Reaffirms 2021 earnings guidance range of $3.00 - $3.30 per share

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported first quarter 2021 earnings of 99 cents per share on net income of $51.8 million. Last year’s results were $1.28 per share on net income of $66.3 million. The timing of income taxes and operating and maintenance expense in 2021 negatively impacted the quarter compared to internal expectations by approximately 15 cents per share, which are expected to reverse during the remainder of the year. In addition, net income in 2021 included an approximately $5 million dollars, or 10 cents per share, negative impact related to ALLETE Clean Energy’s Diamond Spring wind energy facility due to an extreme winter storm event in the southern United States in February 2021.

“While financial results were lower than our expectations for the quarter, reflecting timing and extreme weather impacts primarily in the southern region of ALLETE Clean Energy’s operations, we remain confident in our earnings guidance of $3.00 - $3.30 per share,” said ALLETE President and Chief Executive Officer Bethany Owen.

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power (SWL&P) and the Company’s investment in the American Transmission Co. (ATC), recorded net income of $45 million, compared to $57.5 million in the first quarter of 2020. Earnings reflect lower income at Minnesota Power primarily due to: lower margins resulting from the expiration of a power sales contract in 2020; lower kilowatt-hour sales to industrial customers; higher operating and maintenance, property tax and depreciation expenses; and the timing of income taxes. These decreases were partially offset by increased earnings related to the Great Northern Transmission Line. Net income at SWL&P and our after-tax equity earnings in ATC were similar to 2020.

ALLETE Clean Energy recorded first quarter 2021 net income of $7.4 million compared to $11.7 million in 2020. Net income in 2021 included an approximately $5 million after-tax negative impact at ALLETE Clean Energy’s Diamond Spring wind energy facility related to an extreme winter storm event in the southern United States in February 2021 and the timing of income taxes. These decreases were partially offset by earnings from the South Peak wind energy facility which commenced operations in April 2020.

Corporate and Other businesses, which include BNI Energy and ALLETE Properties, recorded a net loss of $600 thousand in 2021 compared to a net loss of $2.9 million in 2020. The lower net loss in 2021 reflects the first full quarter of contributions from ALLETE’s Nobles 2 wind energy facility and higher earnings from marketable equity securities held in certain benefit trusts.

“Setting aside extreme weather events beyond our control and income tax timing impacts, ALLETE’s financial results for the quarter were generally as expected,” said ALLETE Senior Vice President and Chief Financial Officer Bob Adams. “Furthermore, strategic initiatives to improve our regulated utility returns and further advance our clean energy expansion are underway, positioning ALLETE for strong growth in the future.”

Live Webcast on May 6, 2021; 2021 first quarter slides posted on company website

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), May 6, 2021, at which time management will discuss the first quarter of 2021 financial results. Interested parties may listen live by calling 877-303-5852, pass code 6089168, ten minutes prior to the start time, or may listen to the live audio-only webcast accompanied by supporting slides, which will be available on ALLETE’s Investor Relations website http://investor.allete.com/events-presentations. A replay of the call will be available through May 13, 2021 by calling (855) 859-2056, pass code 6089168. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Three Months Ended
	March 31,
	2021	2020
Operating Revenue
Contracts with Customers – Utility	$293.0	$265.3
Contracts with Customers – Non-utility	43.4	43.5
Other – Non-utility	2.8	2.8
Total Operating Revenue	339.2	311.6
Operating Expenses
Fuel, Purchased Power and Gas – Utility	120.4	89.0
Transmission Services – Utility	17.7	18.5
Cost of Sales – Non-utility	16.8	16.9
Operating and Maintenance	66.3	61.0
Depreciation and Amortization	58.0	53.4
Taxes Other than Income Taxes	18.0	12.6
Total Operating Expenses	297.2	251.4
Operating Income	42.0	60.2
Other Income (Expense)
Interest Expense	(17.1)	(15.7)
Equity Earnings	4.8	5.2
Other	3.3	1.0
Total Other Expense	(9.0)	(9.5)
Income Before Income Taxes	33.0	50.7
Income Tax Benefit	(10.4)	(13.8)
Net Income	43.4	64.5
Net Loss Attributable to Non-Controlling Interest	(8.4)	(1.8)
Net Income Attributable to ALLETE	$51.8	$66.3
Average Shares of Common Stock
Basic	52.1	51.7
Diluted	52.2	51.8
Basic Earnings Per Share of Common Stock	$0.99	$1.28
Diluted Earnings Per Share of Common Stock	$0.99	$1.28
Dividends Per Share of Common Stock	$0.63	$0.6175

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31	Dec. 31,		Mar. 31	Dec. 31,
	2021	2020		2021	2020
Assets			Liabilities and Equity
Cash and Cash Equivalents	$159.0	$44.3	Current Liabilities	$574.9	$459.6
Other Current Assets	219.4	210.6	Long-Term Debt	1,652.4	1,593.2
Property, Plant and Equipment – Net	4,930.6	4,840.8	Deferred Income Taxes	190.2	195.7
Regulatory Assets	472.7	480.9	Regulatory Liabilities	517.9	524.8
Equity Investments	301.5	301.2	Defined Benefit Pension and Other Postretirement Benefit Plans	212.5	225.8
Other Non-Current Assets	191.3	206.8	Other Non-Current Liabilities	280.2	285.3
			Equity	2,846.4	2,800.2
Total Assets	$6,274.5	$6,084.6	Total Liabilities and Equity	$6,274.5	$6,084.6

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Three Months Ended
ALLETE, Inc.	March 31,
Income (Loss)	2021	2020
Millions
Regulated Operations	$45.0	$57.5
ALLETE Clean Energy	7.4	11.7
Corporate and Other	(0.6)	(2.9)
Net Income Attributable to ALLETE	$51.8	$66.3
Diluted Earnings Per Share	$0.99	$1.28

Statistical Data
Corporate
Common Stock
High	$72.15	$84.71
Low	$58.90	$50.01
Close	$67.19	$60.68
Book Value	$44.47	$43.85

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	331	321
Commercial	341	352
Industrial	1,798	1,902
Municipal	160	156
Total Retail and Municipal	2,630	2,731
Other Power Suppliers	1,248	822
Total Regulated Utility Kilowatt-hours Sold	3,878	3,553

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$40.5	$36.4
Commercial	37.2	35.3
Industrial	127.7	118.0
Municipal	12.6	10.3
Total Retail and Municipal Electric Revenue	218.0	200.0
Other Power Suppliers	38.4	38.3
Other (Includes Water and Gas Revenue)	36.6	27.0
Total Regulated Utility Revenue	$293.0	$265.3

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802